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                                                                    EXHIBIT 4.31

                             [LETTERHEAD OF OPENTV]

June 16, 1999

James Brown
[Personal Residence Address]

Re:  Employment Terms

Dear James:

OpenTV, Inc. is pleased to offer you the position of General Counsel and Vice President -- Corporate Affairs, on the following terms.

You will report to Jan Steenkamp, CEO. You will work at our facility located in Mountain View, California. Of course, OpenTV may change your position, duties and work location from time to time as it deems necessary.

Your base salary will be $16,666.66 per month ($200,000.00 annualized), less payroll deductions and all required withholdings. You will be paid semi-monthly and you will be eligible for the following standard Company benefits: medical insurance, dental and vision insurance, vacation, sick leave, 401(k) plan, holidays and other standard benefits offered to full-time employees. Details about these benefit plans are available for your review. OpenTV may modify compensation and benefits from time to time as it deems necessary.

Subject to approval by the Board of Directors, you will be granted an option to purchase 400,000 shares of the Company's common stock under the Company's 1998 Stock Option/Stock Issuance Plan. The per share exercise price of the option will be equal to the per share fair market value of the common stock on the date of grant, as determined by the Board of Directors. The option will be evidenced by the Company's standard stock option agreement. So long as you continue in service with the Company, the option will vest with respect to 25% of the option shares upon completion of one year of service with the Company and with respect to the balance in 36 successive equal monthly installments upon your completion of each additional month of service thereafter.

You will be eligible to participate in the OpenTV's discretionary bonus plan. You will be eligible to earn an incentive bonus of up to 30% of your base salary depending on your performance and the performance of the company against yearly objectives assigned by management. The company will determine the bonus once a year. In addition to the other performance factors, in order to be eligible for bonus you must be employed on the date of the bonus determination. Bonuses are considered earned on the date of the determination, and are not pro-rated under any circumstances. Following the close of the 1999 fiscal year, in January 2000, you will receive a guaranteed bonus of 30% of your base salary, provided you are still an employee of OpenTV on January 1, 2000. Any bonus for which you are eligible for after that date will be subject to all of the terms and conditions of OpenTV's discretionary bonus plan.

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As an OpenTV employee, you will be expected to abide by Company rules and regulations, and comply with a Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of OpenTV proprietary information.

OpenTV is an at-will employer. You may terminate your employment with OpenTV at any time. Likewise, OpenTV may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in writing signed by an OpenTV officer.

If you are terminated without cause/1/ or you resign because your responsibilities, title or compensation are decreased within twelve (12) months of a Corporate Transaction, OpenTV will provide you with six months severance at your last salary rate and your options will vest in full immediately. OpenTV will have the option of paying this severance over a period of six months or as a lump sum payment. For purposes of this paragraph, Corporate Transaction shall mean either of the following stockholder-approved transactions to which OpenTV is a party:

     (a) a merger or consolidation in which securities possessing more than fifty (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

     (b) the sale, transfer or other disposition of all or substantially all of the Corporation's assets or the complete liquidation or dissolution of the Corporation.

The employment terms in this letter constitute the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment, and these terms supersede any other agreements or promises made to you by anyone, whether oral or written. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

Please sign and date this letter, and return it to me by June 18, 1999 if you wish to accept employment at OpenTV under the terms described above. This offer is valid for five working days.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

                                          /s/ Marilyn Hommes

Jan Steenkamp                             Marilyn Hommes
CEO                                       Director Human Resources


ACCEPTED:

/s/ JAMES F. BROWN
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Name                                      Date


June 30, 1999
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Anticipated Start Date


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/1/ Cause is defined as: (i) Dishonesty detrimental to the best interest of the
Company or any of its affiliates; (ii) Continuing inattention to or neglect of the duties to be performed by Employee, which inattention is not the result of illness or accident; (iii) Willful disloyalty to the Company or any of its affiliates; or (iv) Conviction of a felony.